TABLE OF CONTENTS

LIMITED LIABILITY COMPANY AGREEMENT

This Limited Liability Company Agreement (this "*Agreement*") of Wave Motion Launch CF SPV, LLC, a Delaware limited liability company (the "*Company*"), is entered into as of June 8, 2022 by and among the Company, Wave Motion Launch Corporation, a Washington corporation (the "*Crowdfunding Issuer*"), and any individual who, after the date hereof, becomes a Member in accordance with the terms of this Agreement (collectively, the "*Members*," and, together with the Company, the "*Parties*"). Unless otherwise noted or defined elsewhere in this Agreement, capitalized terms used in this Agreement have the meanings ascribed herein, as more fully set forth in Article X.

WHEREAS, the Company has been formed to serve as a "crowdfunding vehicle" pursuant to Rule 3a-9 under the Investment Company Act, which provides that the Company must be organized and operated for the sole purpose of directly acquiring, holding, and disposing of securities issued by a single crowdfunding issuer and raising capital in one or more offerings made in compliance with Section 4(a)(6) under the Securities Act of 1933, as amended ("*Regulation Crowdfunding*");

WHEREAS, the Company will undertake the limited purpose of acquiring, holding, and disposing of Convertible Notes issued by the Crowdfunding Issuer; and

WHEREAS, the Company desires to issue Membership Interests which maintain a one-to-one relationship with the number, denomination, type, and rights of Convertible Notes issued by the Crowdfunding Issuer to the Company pursuant to Regulation Crowdfunding.

NOW THEREFORE, the Parties agree as follows:

ARTICLE I
Organizational Matters

Section 1.01 Name. The name of the Company is Wave Motion Launch CF SPV, LLC.

Section 1.02 Principal Office. The principal office of the Company is located at 7002 Carson Road, Everett, WA 98203, or such other location as may from time to time be determined by the Manager. The Manager shall give prompt notice of any such change to each of the Members.

Section 1.03 Registered Office; Registered Agent. The registered office of the Company and the registered agent for service of process on the Company in the State of Delaware will be that office and Person named in the Certificate of Formation or such other office (which need not be a place of business of the Company) or such other Person or Persons as the Manager may designate from time to time in the manner provided by the DLLCA and Applicable Law.

Section 1.04 Purpose; Powers.

(a) The purpose of the Company is to serve as a "crowdfunding vehicle" pursuant to Rule 3a-9 under the Investment Company Act, specifically to undertake the acquiring,

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holding, and disposing of the Convertible Notes and to engage in any and all activities necessary or incidental thereto.

(b)   If there is any uncertainty regarding the interpretation of any provision of this Agreement, the uncertainty will be resolved in favor of maintaining the Company's status as a "crowdfunding vehicle" pursuant to Rule 3a-9 under the Investment Company Act.

Section 1.05   Term. The term of the Company commenced on the date and time the Certificate of Formation was filed with the Secretary of State of the State of Delaware and will continue in existence perpetually or until any earlier date when the Company is terminated in accordance with the provisions of this Agreement or as provided by law.

Section 1.06   Fiscal Year. The Company's Fiscal Year will be the same as that of the Crowdfunding Issuer.

Section 1.07   Reimbursement and Payment of Expenses. All expenses incurred by the Company for the formation, operation, or winding up of the Company will be paid by the Crowdfunding Issuer, or the Crowdfunding Issuer shall reimburse the Company for any such expenses paid by the Company. Further, the Crowdfunding Issuer shall pay any expenses incurred by the Company for its operations pursuant to its purpose as stated in Section 1.04.

ARTICLE II
Members

Section 2.01   Members. The names, mailing addresses, and Membership Interests of the Members are set forth in Schedule I (the "***Members Schedule***"). The Manager shall maintain and update the Members Schedule upon the issuance or Transfer of any Membership Interests to any new or existing Member in accordance with this Agreement. The Manager may also engage a registered transfer agent to maintain the Members Schedule. Members may only be natural persons, except: (a) for the Manager; and (b) such non-natural persons approved in writing by the Manager.

Section 2.02   Capital Contributions; Capital Accounts; No Withdrawals.

(a)   The Members have contributed to the Company the amounts, in the form of Convertible Notes (as such amounts may be amended herein from time to time, the "***Capital Contributions***") set forth in the Members Schedule. No Member is required to make additional Capital Contributions to the Company.

(b)   The Company shall establish and maintain for each Member a separate capital account ("***Capital Account***" or "***Capital Accounts***," as applicable) on its books and records in accordance with the provisions of Section 704(b) of the Code and Treasury Regulations Section 1.704-1(b)(2)(iv). Each Capital Account will be (i) credited by such Member's Capital Contributions to the Company and any profits allocated to such Member in accordance with Section 4.01 and (ii) debited by any distributions to such Member pursuant to Section 5.01(a) and any losses allocated to such Member in accordance with Section 4.01. For purposes of maintaining the Members' Capital Accounts, profits and losses will be determined in accordance with Treasury

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Regulations Section 1.704-1(b). The Manager shall adjust the Capital Accounts upon the occurrence of an event described in Treasury Regulations Section 1.704-1(b)(2)(iv)(f)(5) in the manner described in Treasury Regulations Section 1.704-1(b)(2)(iv)(f)(5) and (g) if the Manager determines that such adjustments are necessary or appropriate to reflect the relative economic interests of the Members. In the event of a Transfer of any Membership Interest in accordance with the terms of this Agreement, the Transferee shall succeed to the Capital Account of the Transferor to the extent it relates to the transferred Membership Interest.

(c)   No Member may withdraw any part of his, her, or its Capital Account or to receive any distribution from the Company, except as otherwise provided in this Agreement.

Section 2.03   Admission of Additional Members.

(a)   Additional Members may be admitted upon (i) the Crowdfunding Issuer's selling additional Convertible Notes and the Company's acceptance of subscriptions for the Membership Interests, or (ii) a Transfer of Convertible Notes, subject to compliance with the provisions of Article VI, and in either case, following compliance with the provisions of Section 2.03(b).

(b)   In order for any Person not already a Member of the Company to be admitted as a Member, whether pursuant to an issuance or a Transfer (including a Permitted Transfer) of Security Interests, such Person must have executed and delivered to the Company a written undertaking accepting the terms of this Agreement, substantially in the form of the Joinder Agreement attached as Exhibit A ("*Joinder Agreement*") and, if such individual has a Spouse and resides in a community property state, an executed written undertaking substantially in the form of the Spousal Consent. Upon the amendment of the Members Schedule by the Manager and the satisfaction of any other applicable conditions, including, if a condition, the receipt by the Company of payment for the issuance of the applicable Membership Interests, such individual will admitted as a Member, will be a party hereto, will be deemed listed as such on the books and records of the Company, and thereupon will be issued his, her, or its Membership Interests. The Manager shall also adjust the Capital Accounts of the Members as necessary in accordance with Section 2.02.

Section 2.04   No Withdrawal; Death of Member.

(a)   So long as a Member continues to hold any Membership Interests, such Person may not withdraw as a Member prior to the dissolution and winding up of the Company and any such withdrawal or attempted withdrawal by a Member prior to the dissolution and winding up of the Company will be null and void. As soon as any Member ceases to hold any Membership Interests, such Person shall no longer be a Member. A Member will not cease to be a Member as a result of the bankruptcy of such Member or as a result of any other events specified in Section 18-304 of the DLLCA.

(b)   The death of any Member will not cause the dissolution of the Company. In such event, the Company and its business will be continued by the remaining Member or Members, and the Membership Interests owned by the deceased Member will be automatically Transferred to such Member's executors, administrators, testamentary trustees, legatees, distributees or beneficiaries, as applicable, as Permitted Transferees; *provided that* any such Permitted Transferee will be admitted as a Member only upon compliance with the provisions of Section 2.03(b).

Section 2.05   Certification of Membership Interests.

(a)   The Company may, but is not required to, issue certificates evidencing Membership Interests in the Company.

(b)   If the Manager issues certificates representing Membership Interests in accordance with Section 2.05(a), then in addition to any other legend required by Applicable Law, all certificates representing issued and outstanding Membership Interests will bear a legend substantially in the following form:

THE MEMBERSHIP INTERESTS REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LIMITED LIABILITY COMPANY AGREEMENT AMONG THE COMPANY AND ITS MEMBERS, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL EXECUTIVE OFFICE OF THE COMPANY. NO TRANSFER, SALE, ASSIGNMENT, GIFT, PLEDGE, ENCUMBRANCE, HYPOTHECATION, OR OTHER DISPOSITION OF THE MEMBERSHIP INTERESTS REPRESENTED BY THIS CERTIFICATE MAY BE MADE EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF SUCH LIMITED LIABILITY COMPANY AGREEMENT.

THE MEMBERSHIP INTERESTS REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY OTHER APPLICABLE SECURITIES LAWS AND MAY NOT BE TRANSFERRED, SOLD, ASSIGNED, PLEDGED, HYPOTHECATED, OR OTHERWISE DISPOSED EXCEPT PURSUANT TO (A) A REGISTRATION STATEMENT EFFECTIVE UNDER SUCH ACT AND LAWS, OR (B) AN EXEMPTION FROM REGISTRATION THEREUNDER.

Section 2.06   Meetings.

(a)   Meetings of the Members may be called by (i) the Manager or (ii) a Member or group of Members holding more than fifty percent (50%) of the Membership Interests.

(b)   Written notice stating the place, date, and time of the meeting and, in the case of a meeting of the Members not regularly scheduled, describing the purposes for which the meeting is called, must be delivered not fewer than ten (10) days and not more than thirty (30) days before the date of the meeting to each Member, by or at the direction of the Manager or the Member(s) calling the meeting, as the case may be. The Members may hold meetings at the Company's principal office or at such other place, as the Manager or the Member(s) calling the meeting may designate in the notice for such meeting.

(c)   Any Member may participate in a meeting of the Members by means of conference telephone or other communications equipment by means of which all persons participating in the meeting hear each other, and participation in a meeting by such means shall constitute presence in person at such meeting.

(d)   On any matter that is to be voted on by the Members, a Member may vote in person or by proxy, and such proxy may be granted in writing, by means of Electronic Transmission, or as otherwise permitted by Applicable Law. Every proxy will be revocable in the discretion of the Member executing it unless otherwise provided in such proxy; *provided that* such right to revocation will not invalidate or otherwise affect actions taken under such proxy prior to such revocation.

(e)   The business to be conducted at such meeting need not be limited to the purpose described in the notice and can include other business to be conducted by the Members; *provided that* the Members must have been notified of the meeting in accordance with Section 2.06(b). Attendance of a Member at any meeting constitutes a waiver of notice of such meeting, except where a Member attends a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

(f)   A quorum of any meeting of the Members will require the presence, whether in person or by proxy, of the Members holding a majority of the Membership Interests. Subject to Section 2.07, no action may be taken by the Members unless the appropriate quorum is present at a meeting.

(g)   Subject to Section 2.07, **Error! Reference source not found.**, Section 11.09, and any other provision of this Agreement or the DLLCA requiring the vote, consent, or approval of a different percentage of the Membership Interests, no action may be taken by the Members at any meeting at which a quorum is present without the affirmative vote of the Members holding a majority of the Membership Interests.

Section 2.07   Action Without Meeting. Notwithstanding the provisions of Section 2.06, any matter that is to be voted on, consented to, or approved by Members may be taken without a meeting, without prior notice, and without a vote if consented to, in writing or by Electronic Transmission, by Members holding not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which each Member entitled to vote on the action is present and votes. The Manager will maintain a record of each such action taken by written consent of a Member or Members.

ARTICLE III
Management

Section 3.01   Management of the Company. Subject to the provisions of **Error! Reference source not found.** and except as otherwise provided by the DLLCA, the business, property and affairs of the Company will be managed by the Manager. The actions of the Manager taken in accordance with the provisions of this Agreement will bind the Company. No other Member of the Company has any authority or right to act on behalf of or bind the Company, unless otherwise provided herein or unless specifically authorized by the Manager pursuant to a duly adopted resolution expressly authorizing such action. The Manager may take all actions necessary without the consent of the Members to maintain the Company's status as a "crowdfunding vehicle" pursuant to Rule 3a-9 under the Investment Company Act.

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Section 3.02   Officers. The Manager may appoint one or more individuals as officers of the Company ("*Officers*") as the Manager deems necessary or desirable to carry on the business of the Company and may delegate to such Officers such power and authority as the Manager deems advisable. An Officer is not required to be a Member of the Company. Any individual may hold two or more offices of the Company. Each Officer will hold office until his or her successor is designated by the Manager or until his or her earlier death, resignation, or removal. Any Officer may resign at any time upon written notice to the Manager. Any Officer may be removed by the Manager at any time, with or without cause. A vacancy in any office occurring because of death, resignation, removal, or otherwise may, but need not, be filled by the Manager.

Section 3.03   Replacement and Resignation of Manager. The Manager may be removed at any time, with or without cause, by unanimous vote of all Members. The Manager may resign at any time by delivering a written resignation to the Company, which resignation will be effective upon receipt thereof unless it is specified to be effective at some other time or upon the occurrence of a particular event. Following the Manager's removal or resignation, a successor Manager will be elected by the resigning Manager. The removal of the Manager will not affect the Manager's rights as a Member and will not constitute a withdrawal of such Member from the Company.

ARTICLE IV
Allocations

Section 4.01   Allocation of Profits and Losses.

(a)   The Company's profits and losses for each Fiscal Year will be allocated among the Members *pro rata* in accordance with their Membership Interests.

(b)   Notwithstanding any other provision of this Agreement, (i) "partner nonrecourse deductions" (as defined in Treasury Regulations Section 1.704-2(i)), if any, of the Company will be allocated for each Fiscal Year to the Member that bears the economic risk of loss within the meaning of Treasury Regulations Section 1.704-2(i) and "nonrecourse deductions" (as defined in Treasury Regulations Section 1.704-2(b)) and "excess nonrecourse liabilities" (as defined in Treasury Regulations Section 1.752-3(a)), if any, will be allocated to and among the Members in accordance with their Membership Interests.

(c)   This Agreement will be deemed to include "qualified income offset," "minimum gain chargeback," and "partner nonrecourse debt minimum gain chargeback" provisions within the meaning of Treasury Regulations under Section 704(b) of the Code.

(d)   All items of income, gain, loss, deduction, and credit of the Company will be allocated among the Members for federal, state, and local income tax purposes consistent with the manner that the corresponding items are allocated among the Members pursuant to this section, except as may otherwise be provided herein or under the Code.

ARTICLE V
Distributions

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Section 5.01   Distributions.

(a)   In the event any distributable cash or other assets are received by the Company from the Crowdfunding Issuer pursuant to the terms of the Convertible Notes, the Manager shall make such distributions promptly to the Members on a one-to-one basis, as if the Members held the Convertible Notes directly.

(b)   Notwithstanding any provision to the contrary contained in this Agreement, the Company may not make any distribution to Members if such distribution would violate Section 18-607 of the DLLCA or other Applicable Law.

ARTICLE VI
Transfers

Section 6.01   General Restrictions on Transfer.

(a)   No Member may Transfer all or any portion of his, her, or its Membership Interest in the Company, except with the written consent of the Manager and in compliance with the provisions of <u>Section 6.03</u>. No Transfer of Membership Interests to a Person not already a Member of the Company will be deemed completed until the prospective Transferee is admitted as a Member of the Company in accordance with <u>Section 2.03</u>.

(b)   Notwithstanding any other provision of this Agreement (including <u>Section 6.02</u>), each Member agrees that the Member will not Transfer all or any portion of such Member's Membership Interest in the Company, and the Company agrees that the Company will not issue any Membership Interests:

(i)   except as permitted under the Securities Act and other applicable federal or state securities or blue sky laws, and then, with respect to a Transfer of Membership Interests, only upon delivery to the Company of an opinion of counsel in form and substance satisfactory to the Company to the effect that such Transfer may be effected without registration under the Securities Act;

(ii)   if such Transfer or issuance would cause the Company to be considered a "publicly traded partnership" under Section 7704(b) of the Code within the meaning of Treasury Regulation Section 1.7704-1(h)(1)(ii), including the look-through rule in Treasury Regulation Section 1.7704-1(h)(3);

(iii)   if such Transfer or issuance would affect the Company's existence or qualification as a limited liability company under the DLLCA;

(iv)   if such Transfer or issuance would cause the Company to lose its status as a partnership for federal income tax purposes;

(v)   if such Transfer or issuance would cause the Company to be required to register as an investment company under the Investment Company Act; or

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(vi)   if such Transfer or issuance would cause the assets of the Company to be deemed "Plan Assets" as defined under the Employee Retirement Income Security Act of 1974 or its accompanying regulations or result in any "prohibited transaction" thereunder involving the Company.

(c)   Any Transfer or attempted Transfer of any Membership Interest in violation of this Agreement will be null and void. No such Transfer will be recorded on the Company's books, and the purported Transferee in any such Transfer will not be treated (and the purported Transferor will continue be treated) as the owner of such Membership Interest for all purposes of this Agreement.

(d)   Except as provided in Section 2.04(b), no Transfer (including a Permitted Transfer) of Membership Interests to a Person not already a Member of the Company will be deemed completed until the prospective Transferee (including a Permitted Transferee) is admitted as a Member of the Company in accordance with Section 2.03(a).

(e)   For the avoidance of doubt, any Transfer of a Membership Interest permitted by this Agreement will be deemed a sale, transfer, assignment, or other disposal of such Membership Interest in its entirety as intended by the parties to such Transfer, and will not be deemed a sale, transfer, assignment, or other disposal of any less than all of the rights and benefits described in the definition of the term "Membership Interest" in Article X, unless otherwise explicitly agreed to by the parties to such Transfer.

Section 6.02   Permitted Transfers. Subject to Section 6.01(d), the provisions of Section 6.01(a) will not apply to any Transfer by any Member of all or any portion of his, her, or its Membership Interest by will or by the laws of intestate succession, to such Member's executors, administrators, testamentary trustees, legatees, distributees, or beneficiaries (each such transferee, a *"Permitted Transferee"* and, any such Transfer to a Permitted Transferee, a *"Permitted Transfer"*).

Section 6.03   Further Restrictions on Transfer. For one (1) year following the date on which the Member acquires his, her, or its Membership Interest, such Member may not transfer his, her, or its Security Interest except:

(a)   To the Crowdfunding Issuer;

(b)   To an "accredited investor" within the meaning of Rule 501 of Regulation D of the Securities Act;

(c)   As part of an offering registered under the Securities Act; or

(d)   To a member of the Member's family or the equivalent, to a trust controlled by the Member (subject to the written consent of the Manager), to a trust created for the benefit of a member of the family of the Member or equivalent (subject to the written consent of the Manager), or in connection with the death or divorce of the Member or other similar circumstance.

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ARTICLE VII
No Personal Liability and Indemnification

Section 7.01 No Personal Liability: Members; Manager.

(a)   Except as otherwise provided in the DLLCA, by Applicable Law, or expressly in this Agreement, no Member will be obligated personally for any debt, obligation, or liability of the Company or other Members, whether arising in contract, tort, or otherwise, solely by reason of being a Member.

(b)   Except as otherwise provided in the DLLCA, by Applicable Law, or expressly in this Agreement, no Manager will be obligated personally for any debt, obligation, or liability of the Company, whether arising in contract, tort, or otherwise, solely by reason of being a Manager.

Section 7.02 Indemnification.

(a)   To the fullest extent permitted under the DLLCA, any Covered Person (as defined in Section 7.02(c)) will be entitled to indemnification and reimbursement of reasonable expenses from the Company for and against any loss, damage, claim, or expense (including reasonable attorneys' fees) (collectively, "*Losses*") whatsoever incurred by the Covered Person relating to or arising out of any act or omission or alleged acts or omissions (whether or not constituting negligence) performed or omitted by any Covered Person on behalf of the Company; *provided*, *however*, that (i) any indemnity under this Section 7.02 will be provided out of and to the extent of the Company assets only, and neither any Member or any other Person will have any personal liability to contribute to such indemnity by the Company; (ii) such Covered Person acted in good faith and in a manner believed by such Covered Person to be in, or not opposed to, the best interests of the Company and, with respect to any criminal proceeding, had no reasonable cause to believe such Covered Person's conduct was unlawful; and (iii) such Covered Person's conduct did not constitute fraud or willful misconduct, in either case as determined by a final, non-appealable order of a court of competent jurisdiction.

(b)   Upon receipt by the Company of a written undertaking by or on behalf of the Covered Person to repay such amounts if it is finally judicially determined that the Covered Person is not entitled to indemnification under this Section 7.02, the Company shall advance, to the extent reasonably required, each Covered Person for reasonable legal or other expenses (as incurred) of such Covered Person in connection with investigating, preparing to defend, or defending any claim, lawsuit, or other proceeding relating to any Losses for which such Covered Person may be indemnified pursuant to this Section 7.02.

(c)   For purposes of this Section 7.02, "*Covered Person*" means (i) each Member; (ii) each Manager and Officer of the Company; (iii) each agent or representative of the Member; and (iv) each officer, director, shareholder, Affiliate, employee, agent, or representative of each Manager.

ARTICLE VIII
Accounting and Tax Matters

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Section 8.01   Inspection Rights. Upon reasonable written request from a Member, the Company shall provide the Member access during normal business hours to the corporate, financial, and similar records, reports, and documents of the Company, and shall permit the Member to examine such documents and make copies thereof.

Section 8.02   Income Tax Status. It is the intent of this Company and the Members that this Company will be treated as a partnership for US, federal, state, and local income tax purposes. Neither the Manager nor any Member will make an election for the Company to be classified as other than a partnership pursuant to Treasury Regulations Section 301.7701-3.

Section 8.03   Partnership Representative.

(a)   Appointment; Resignation. The Members hereby appoint the Manager as the "partnership representative" as provided in Section 6223(a) of the Code (the "***Partnership Representative***"). The Members hereby appoint Finn Van Donkelaar as the sole person authorized to act on behalf of the Partnership Representative in U.S. federal tax audits and proceedings (the "***Designated Individual***"). The Designated Individual may resign at any time. The Designated Individual may be removed at any time by the Partnership Representative. The Partnership Representative may be removed at any time by the unanimous vote of all Members, and shall resign if it is no longer a Member. In the event of the resignation or removal of the Partnership Representative, the resigning Manager shall appoint a new Partnership Representative.

(b)   Tax Examinations and Audits. The Partnership Representative is authorized and required to represent the Company in connection with all examinations of the Company's affairs by any federal, state, local, or foreign taxing authority, including resulting administrative and judicial proceedings, and to expend Company funds for professional services and costs associated therewith.

The Partnership Representative will have sole authority to act on behalf of the Company in any such examinations and any resulting administrative or judicial proceedings, and will have sole discretion to determine whether the Company (either on its own behalf or on behalf of the Members) will contest or continue to contest any tax deficiencies assessed or proposed to be assessed by any taxing authority.

(c)   U.S. Federal Tax Proceedings. The Partnership Representative, in its sole discretion, has the right to make on behalf of the Company any and all elections and to take any actions under the partnership audit procedures set forth in Subchapter C of Chapter 63 of the Code as amended by the Bipartisan Budget Act of 2015, and the Members shall take such actions reasonably requested by the Partnership Representative. To the extent that the Partnership Representative does not make an election under Section 6221(b) or Section 6226 of the Code, (i) the Company shall use commercially reasonable efforts to make any modifications available under Section 6225(c)(3), (4), and (5) of the Code, and (ii) the Members shall take such actions as reasonably requested by the Partnership Representative, including filing amended tax returns and paying any tax due under Section 6225(c)(2)(A) of the Code, or paying any tax due and providing applicable information to the Internal Revenue Service under Section 6225(c)(2)(B) of the Code.

(d)   Section 754 Election. The Partnership Representative will make an election under Section 754 of the Code, if requested in writing by Members holding all of the outstanding Membership Interests.

(e)   Indemnification. The Company shall defend, indemnify, and hold harmless the Partnership Representative against any and all liabilities sustained as a result of any act or decision concerning Company tax matters and within the scope of such Member's responsibilities as Partnership Representative, so long as such act or decision was done or made in good faith and does not constitute gross negligence or willful misconduct.

Section 8.04   Tax Returns.

(a)   The Manager will cause the preparation and timely filing (including extensions) of all tax returns required to be filed by the Company pursuant to the Code as well as all other required tax returns in each jurisdiction in which the Company owns property or does business. As soon as reasonably possible after the end of each Fiscal Year, the Manager will deliver to each Member Company information necessary for the preparation of such Member's federal, state, and local income tax returns for such Fiscal Year.

(b)   Each Member agrees that such Member will not treat any Company item on such Member's federal, state, foreign, or other income tax return inconsistently with the treatment of the item on the Company's return.

ARTICLE IX
Dissolution and Liquidation

Section 9.01   Events of Dissolution. The Company will be dissolved and its affairs wound up only upon the occurrence of any of the following events:

(a)   An election to dissolve the Company made by the Manager;

(b)   The sale, exchange, involuntary conversion, or other disposition or Transfer of all or substantially all the assets of the Company; or

(c)   The entry of a decree of judicial dissolution under § 18-802 of the DLLCA.

Section 9.02   Effectiveness of Dissolution. Dissolution of the Company will be effective on the day on which the events described in Section 9.01 occurs, but the Company will not terminate until the winding up of the Company has been completed, the assets of the Company have been distributed as provided in Section 9.03, and the Certificate of Formation has been cancelled as provided in Section 9.04.

Section 9.03   Liquidation. If the Company is dissolved pursuant to Section 9.01, the Company will be liquidated and its business and affairs wound up in accordance with the DLLCA and the following provisions:

(a)   The Manager, or another Person selected by the Manager, shall act as liquidator to wind up the Company (the "*Liquidator*"). The Liquidator shall have full power and authority to sell, assign, and encumber any or all of the Company's assets and to wind up and liquidate the affairs of the Company in an orderly and business-like manner.

(b)   As promptly as possible after dissolution and again after final liquidation, the Liquidator shall cause a proper accounting to be made by a recognized firm of certified public accountants of the Company's assets, liabilities, and operations through the last day of the calendar month in which the dissolution occurs or the final liquidation is completed, as applicable.

(c)   The Liquidator shall liquidate the assets of the Company and distribute the proceeds of such liquidation in the following order of priority, unless otherwise required by mandatory provisions of Applicable Law:

(i)   First, to the payment of the Company's debts and liabilities to its creditors (including Members, if applicable) and the expenses of liquidation (including sales commissions incident to any sales of assets of the Company);

(ii)   Second, to the establishment of and additions to reserves that are determined by the Manager to be reasonably necessary for any contingent unforeseen liabilities or obligations of the Company; and

(iii)   Third, to the Members, on a pro rata basis, in accordance with the positive balances in their respective Capital Accounts, as determined after taking into account all Capital Account adjustments for the taxable year of the Company during which the liquidation of the Company occurs.

Section 9.04   Required Filings. Upon completion of the winding up of the Company, the Liquidator shall make all necessary filings required by the DLLCA.

ARTICLE X
Definitions

Section 10.01   Definitions. Capitalized terms used herein and not otherwise defined shall have the meanings set forth in this Section 10.01:

(a)   "*Affiliate*" means, with respect to any Person, any other Person who, directly or indirectly, controls, is controlled by, or is under common control with such Person. For purposes of this definition, "*control*" when used with respect to any specified Person, shall mean the power, direct or indirect, to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities or partnership or other ownership interests, by contract, or otherwise; and the terms "*controlling*" and "*controlled*" shall have correlative meanings.

(b)   "*Applicable Law*" means all applicable provisions of (i) constitutions, treaties, statutes, laws (including the common law), rules, regulations, decrees, ordinances, codes, proclamations, declarations, or orders of any Governmental Authority; (ii) any consents or approvals of any Governmental Authority; and (iii) any orders, decisions, advisory, or

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interpretative opinions, injunctions, judgments, awards, decrees of, or agreements with, any Governmental Authority.

(c)   "*Certificate of Formation*" means the certificate of formation of the Company, filed with the Delaware Secretary of State on June 8, 2022.

(d)   "*Code*" means the Internal Revenue Code of 1986, as amended.

(e)   "*Convertible Note*" or "*Convertible Notes*," as applicable, means Series 2022 Crowdfunding SPV Convertible Promissory Notes issued by the Crowdfunding Issuer.

(f)   "*DLLCA*" means the Delaware Limited Liability Company Act and any successor statute, as it may be amended from time to time.

(g)   "*Electronic Transmission*" means any form of communication not directly involving the physical transmission of paper, including the use of, or participation in, one or more electronic networks or databases (including one or more distributed electronic networks or databases), that creates a record that may be retained, retrieved and reviewed by a recipient thereof and that may be directly reproduced in paper form by such a recipient through an automated process.

(h)   "*Fiscal Year*" means the calendar year, unless the Company is required or elects to have a taxable year other than the calendar year, in which case Fiscal Year will be the period that conforms to its taxable year.

(i)   "*Governmental Authority*" means any federal, state, local, or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasi-governmental authority (to the extent that the rules, regulations, or orders of such organization or authority have the force of law), or any arbitrator, court, or tribunal of competent jurisdiction.

(j)   "*Investment Company Act*" means the Investment Company Act of 1940, as amended.

(k)   "*Liens*" means any mortgages, pledges, security interests, options, rights of first offer, encumbrances, or other restrictions or limitations of any nature whatsoever.

(l)   "*Manager*" means Wave Motion Launch Corporation, a Washington corporation, or such other Member as may be designated or become the Manager pursuant to the terms of this Agreement.

(m)   "*Marital Relationship*" means a civil union, domestic partnership, marriage, or any other similar relationship that is legally recognized in any jurisdiction.

(n)   "*Membership Interest*" or "*Membership Interests*," as applicable, means an interest in the Company owned by a Member, including such Member's rights to (i) receive a distributive share of Company assets and items of Company income, gain, loss, and deduction; (ii)

13

vote, consent, or participate in any Member decisions provided in this Agreement and the DLLCA; and (iii) receive any and all other benefits due to a Member under this Agreement and the DLLCA.

(o)   "***Person***" means an individual, corporation, partnership, joint venture, limited liability company, Governmental Authority, unincorporated organization, trust, association, or other entity.

(p)   "***Securities Act***" means the Securities Act of 1933, as amended, or any successor federal statute, and the rules and regulations thereunder, which shall be in effect at the time.

(q)   "***Spousal Consent***" has the meaning set forth in <u>Section 11.14</u>.

(r)   "***Spouse***" or "***Spouse***," as applicable, means a spouse, a party to a civil union, a domestic partner, a same-sex spouse or partner, or any individual in a Marital Relationship with a Member.

(s)   "***Transfer***" means to sell, transfer, assign, gift, pledge, encumber, hypothecate, or similarly dispose of, directly or indirectly, voluntarily or involuntarily, by operation of law or otherwise, or to enter into any contract, option, or other arrangement or understanding with respect to the sale, transfer, assignment, gift, pledge, encumbrance, hypothecation, or similar disposition of, any Membership Interests or any interest (including a beneficial interest) therein. "***Transfer***," when used as a noun, will have a correlative meaning.

(t)   "***Transferor***" and "***Transferee***" mean an individual who makes or receives a Transfer, respectively.

ARTICLE XI
Miscellaneous

Section 11.01 Governing Law. This Agreement will be governed by and construed in accordance with the internal laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any jurisdiction).

Section 11.02 Arbitration. Any and all controversies, claims, or disputes arising out of or relating to this Agreement (including, without limitation, its formation, performance, or breach) or arising out of or relating to the relationship between the Parties will be solely and exclusively resolved by confidential binding arbitration conducted in Seattle, Washington by a single arbitrator. The arbitration will be administered by the American Arbitration Association, pursuant to its Commercial Arbitration Rules and Mediation Procedures. Judgment on the award may be entered in any court having jurisdiction. This clause does not preclude the Parties from seeking provisional remedies in aid of arbitration from a court of appropriate jurisdiction. The claimant may participate by phone or similar means and need not attend the arbitration live in order to participate, except that the Parties shall confer on an appropriate method for obtaining the claimant's testimony, including agreeing on a means of obtaining live testimony from the claimant if appropriate, in a manner that minimizes travel and expense burdens on the claimant. Absent an alternative agreement by the Parties, the Parties shall bear the costs of the arbitration equally. The arbitrator, and not any federal, state or local court, or agency has exclusive authority to resolve any dispute arising under or relating to the interpretation, applicability, enforceability or formation of this Agreement, including but not limited to any claim that all or any part of this Agreement is void or voidable. Without limiting the generality of the foregoing, the arbitrator has the exclusive authority to interpret the scope of this clause, and the arbitrability of the controversy, claim or dispute. Notwithstanding Section 7.2, the arbitration provisions of this Section 7.3 are governed by the Federal Arbitration Act. For the purpose of any judicial proceeding to enforce such award or incidental to such arbitration or to compel arbitration, or if for any reason a claim proceeds in court rather than in arbitration, the Parties hereby submit to the non-exclusive jurisdiction of the courts of the State of Washington.

Section 11.03 <u>Waiver of Jury Trial</u>. EACH PARTY HERETO HEREBY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 11.04 Waiver. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. No failure to exercise, or delay in exercising, any right, remedy, power, or privilege arising from this Agreement will operate or be construed as a waiver thereof, nor shall any single or partial exercise of any right, remedy, power, or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power, or privilege. Nothing contained in this Section 11.04 will diminish the waiver described in Section 11.03.

Section 11.05 Notices. All notices, requests, consents, claims, demands, waivers, and other communications hereunder shall be in writing and will be deemed to have been given:

(a)   when delivered by hand;

(b)   when received by the addressee if sent by a nationally recognized overnight courier;

(c)   on the date upon the posting of a record of such communication as "received" in the email system of the recipient Party, if emailed; or

(d)   on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid.

Such communications must be sent to the respective parties at the following addresses (or at such other address for a Party as will be specified in a notice given in accordance with this Section 11.05):

If to the Company:

Wave Motion Launch CF SPV, LLC
5129 Evergreen Way, Ste. D #513
Everett, WA 98203

Attention: James Penna

Email: jamesp@wavemotionlaunch.space

If to the Manager: Wave Motion Launch Corporation
Email: jamesp@wavemotionlaunch.space
Attention: James Penna

If to a Member: To the Member's respective mailing address as set forth on the Members Schedule.

Section 11.06 Remedies. In the event of any actual or prospective breach or default by any Party, the other parties will be entitled to equitable relief, including remedies in the nature of injunction and specific performance, awarded by a court of competent jurisdiction (without being required to post a bond or other security or to establish any actual damages). In this regard, the Parties acknowledge and agree that they will be irreparably damaged in the event this Agreement is not specifically enforced, since (among other things) the Membership Interests are not readily marketable. All remedies hereunder are cumulative and not exclusive, may be exercised concurrently, and nothing herein will be deemed to prohibit or limit any party from pursuing any other remedy or relief available at law or in equity for any actual or prospective breach or default, including recovery of damages. In addition, the Parties hereby waive and renounce any defense to such equitable relief that an adequate remedy at law may exist.

Section 11.07 Severability. If any term or provision of this Agreement is held to be invalid, illegal, or unenforceable under Applicable Law in any jurisdiction, such invalidity, illegality, or unenforceability will not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

Section 11.08 Successors and Assigns. Subject to the restrictions on Transfers set forth herein, this Agreement will be binding upon and will inure to the benefit of the Parties and their respective heirs, executors, administrators, successors, and assigns.

Section 11.09 Amendment. No provision of this Agreement may be amended or modified except by an instrument in writing executed by all the Members. Any such written amendment or modification will be binding upon the Company and each Member. Notwithstanding the foregoing, amendments to the Members Schedule may be made by the Manager in accordance with **Error! Reference source not found.**.

Section 11.10 Headings. The headings in this Agreement are inserted for convenience or reference only and are in no way intended to describe, interpret, define, or limit the scope, extent, or intent of this Agreement or any provision of this Agreement.

Section 11.11 Counterparts. This Agreement may be executed in counterparts, each of which will be deemed an original, but all of which together shall be deemed to be one and the same agreement.

Section 11.12 Entire Agreement. This Agreement, together with the Certificate of Formation and all related Exhibits and Schedules, constitutes the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein and therein, and supersedes all prior and contemporaneous understandings, agreements, representations, and warranties, both written and oral, with respect to such subject matter.

Section 11.13 No Third-Party Beneficiaries. Except as provided in Article VII, this Agreement is for the sole benefit of the Parties (and their respective heirs, executors, administrators, legal representatives, successors, and permitted assigns) and nothing herein, express or implied, is intended to or will confer upon any other Person, including any creditor of the Company, any legal or equitable right, benefit, or remedy of any nature whatsoever under or by reason of this Agreement.

Section 11.14 Spousal Consent. Each Member who has a Spouse on the date of this Agreement and resides in a community property state shall cause such Member's Spouse to execute and deliver to the Company a spousal consent in the form of Exhibit B hereto (a "***Spousal Consent***"), pursuant to which the Spouse acknowledges that he or she has read and understood this Agreement and agrees to be bound by its terms and conditions. If any Member residing in a community property state should marry or engage in a Marital Relationship following the date of this Agreement, such Member shall cause his or her Spouse to execute and deliver to the Company a Spousal Consent within 30 days thereof.

[*SIGNATURE PAGE FOLLOWS*]

IN WITNESS WHEREOF, the Parties have caused this Limited Liability Company Agreement to be executed as of the date first written above.

THE COMPANY:

Wave Motion Launch CF SPV, LLC

By: Wave Motion Launch Corporation
Managing Member

By: _Finn van Donkelaar_
_____
Finn Van Donkelaar
Chief Executive Officer

THE MEMBERS:

By: Wave Motion Launch Corporation

By: _Finn van Donkelaar_
_____
Finn Van Donkelaar
Chief Executive Officer

EXHIBIT A
FORM OF JOINDER AGREEMENT

Reference is hereby made to the Limited Liability Company Operating Agreement, dated June 8, 2022, as amended from time to time (the "*Agreement*") of Wave Motion Launch CF SPV, LLC, a Delaware limited liability company (the "*Company*"). Capitalized terms used herein without definition have the meanings set forth in the Agreement.

Pursuant to and in accordance with Section 2.03 of the Agreement, the undersigned party seeking to be admitted as an additional Member hereby acknowledges that he or she has received and reviewed a complete copy of the Agreement and agrees that upon execution of this Joinder Agreement (this "*Joinder*"), such additional Member will become a party to the Agreement and will be fully bound by, and subject to, all of the covenants, terms, and conditions of the Agreement as though an original party thereto and will be deemed, and is hereby admitted as, a Member for all purposes thereof and entitled to all the rights incidental to the Agreement. The Additional Member shall hold the following Units:

_____
_____
_____
_____
_____

The Manager of the Company hereby acknowledges that it has received and reviewed this Joinder.

[*SIGNATURE PAGE FOLLOWS*]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of [DATE], 2022.

[NEW MEMBER]

By: _____
    [NAME]

ACKNOWLEDGED AND AGREED:

WAVE MOTION LAUNCH CF SPV, LLC

By: Wave Motion Launch Corporation
      Managing Member

    By: _____
      Finn Van Donkelaar
      Chief Executive Officer

EXHIBIT B

FORM OF SPOUSAL CONSENT

Reference is hereby made to the Limited Liability Company Operating Agreement, dated June 8, 2022, as amended from time to time (the "***Agreement***") of Wave Motion Launch CF SPV, LLC, a Delaware limited liability company (the "***Company***"). Capitalized terms used herein without definition have the meanings set forth in the Agreement.

I, _____, spouse of _____, acknowledge that I have read the Agreement, to which this Spousal Consent (this "***Spousal Consent***") is attached as Exhibit B, and that I understand the contents of the Agreement. I am aware that my spouse is a party to the Agreement and the Agreement contains provisions regarding Membership Interests of the Company which my spouse owns, including any interest I might have therein.

I hereby agree that I and any interest, including any community property interest, that I may have in the Membership Interests of the Company subject to the Agreement will be irrevocably bound by the Agreement, including any restrictions on the transfer or other disposition of any Membership Interests as set forth in the Agreement. I hereby appoint my spouse as my attorney-in-fact with respect to the exercise of any rights and obligations under the Agreement.

This Consent will be binding on my executors, administrators, heirs and assigns. I agree to execute and deliver such documents as may be necessary to carry out the intent of the Agreement and this Consent.

I am aware that the legal, financial and related matters contained in the Agreement are complex and that I am free to seek independent professional guidance or counsel with respect to this Consent. I have either sought such guidance or counsel or determined after reviewing the Agreement carefully that I will waive such right. I am under no disability or impairment that affects my decision to sign this Consent and I knowingly and voluntarily intend to be legally bound by this Consent.

Dated: [DATE]

_____
Signature

_____
Print Name

SCHEDULE I
MEMBERS SCHEDULE